Cipher Pharmaceuticals Inc.

Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2016

(Unaudited)

Cipher Pharmaceuticals Inc.
Interim Consolidated Statements of Financial Position

As at September 30, 2016 and December 31, 2015
(in thousands of United States dollars - unaudited)

	Note	2016	2015
		$	$
ASSETS

Current assets
Cash and cash equivalents		30,600	27,182
Accounts receivable		15,872	16,303
Inventory		1,791	1,248
Prepaid expenses and other assets	3	1,728	4,045
		49,991	48,778

Property and equipment, net		863	286
Intangible assets, net	4	24,355	46,114
Goodwill	5	3,835	6,112
Deferred tax assets	10	7,407	8,356
Total Assets		86,451	109,646

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	6	13,687	13,354
Provisions	6	5,288	4,423
Current portion of deferred revenue		339	743
		19,314	18,520

Deferred revenue		150	102
Senior secured notes, net of issuance costs	3	35,981	34,578
Derivative financial instrument	3	762	1,758
Other long term liability		851	431
Total Liabilities		57,058	55,389

SHAREHOLDERS' EQUITY

Share capital	7	16,129	14,947
Contributed surplus		6,170	4,363
Accumulated other comprehensive loss		(9,514)	(9,514)
Retained earnings		16,608	44,461
Total Shareholders' Equity		29,393	54,257

Total Liabilities and Shareholders' Equity		86,451	109,646

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Cipher Pharmaceuticals Inc.
Interim Consolidated Statements of Loss and Comprehensive Loss

Three and nine month periods ended September 30, 2016 and 2015
(in thousands of United States dollars, except per share data - unaudited)

		Three months ending September 30		Nine months ending September 30

	Note	2016	2015	2016	2015
		$	$	$	$

Revenues
Licensing revenue		6,811	6,263	20,203	19,326
Product revenue		2,455	2,197	9,855	5,369

Net revenues		9,266	8,460	30,058	24,695

Cost of products sold		808	847	2,838	1,968

Gross profit		8,458	7,613	27,220	22,727

Expenses
Research and development		79	119	445	279
Selling and marketing		3,209	2,595	10,511	5,483
General and administrative		4,878	5,737	13,772	12,726
Amortization and impairment of intangible assets	4	18,744	1,338	21,833	2,695
Impairment of goodwill	5	2,277	-	2,277	-

Total operating expenses	8	29,187	9,789	48,838	21,183

Finance costs
Interest on senior secured notes	3	1,858	1,543	6,334	2,511
Change in fair value of derivative financial instrument		(1,122)	(2,116)	(996)	(2,508)
Interest income		(4)	(82)	(52)	(313)

Total finance costs (recovery)		732	(655)	5,286	(310)

Income (loss) before income taxes		(21,461)	(1,521)	(26,904)	1,854

Income taxes	10	327	695	949	2,125

Loss for the period		(21,788)	(2,216)	(27,853)	(271)

Item that may be reclassified to loss

Foreign currency translation adjustment		-	-	-	(4,688)

Loss and comprehensive loss for the period		(21,788)	(2,216)	(27,853)	(4,959)

Net loss per common share	11
Basic		(0.81)	(0.09)	(1.06)	(0.01)
Diluted		(0.81)	(0.09)	(1.06)	(0.01)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Cipher Pharmaceuticals Inc.
Interim Consolidated Statements of Changes in Shareholders' Equity

Nine month periods ended September 30, 2016 and 2015
(in thousands of United States dollars - unaudited)

					Accumulated
					Other		Total
				Contributed	Comprehensive	Retained	Shareholders'
	Note	Share Capital		Surplus	Loss	Earnings	Equity
		000s	$	$	$	$	$

As at January 1, 2016		26,058	14,947	4,363	(9,514)	44,461	54,257

Loss for the period			-	-	-	(27,853)	(27,853)

Exercise of stock options	7	116	521	(253)	-	-	268

Shares issued under the share purchase plan	7	83	395	-	-	-	395

Shares issued under the RSU plan	7	36	266	(266)	-	-	-

Share-based compensation expense			-	2,326	-	-	2,326
As at September 30, 2016		26,293	16,129	6,170	(9,514)	16,608	29,393

As at January 1, 2015		25,673	13,438	2,776	(4,826)	42,692	54,080

Loss for the period			-	-	-	(271)	(271)

Exercise of stock options	7	301	1,069	(485)	-	-	584

Shares issued under the share purchase plan	7	37	252	-	-	-	252

Share-based compensation expense	7		-	1,644	-	-	1,644

Foreign currency translation adjustment			-	-	(4,688)	-	(4,688)
As at September 30, 2015		26,011	14,759	3,935	(9,514)	42,421	51,601

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Cipher Pharmaceuticals Inc.
Interim Consolidated Statements of Cash Flows

Nine month periods ended September 30, 2016 and 2015
(in thousands of United States dollars - unaudited)

	Note	2016	2015
		$	$
Operating activities
Loss for the period		(27,853)	(271)
Items not affecting cash:
Depreciation of property and equipment		158	35
Amortization and impairment of intangible assets	4	21,833	2,695
Impairment of goodwill	5	2,277	-
Share-based compensation - share purchase plan	7	59	25
Share-based compensation	7	2,326	1,644
Foreign exchange (gain) loss on cash and cash equivalents		(55)	2,104
Change in fair value of derivative		(996)	(2,508)
Interest on senior secured notes		6,334	2,511
Deferred income taxes	10	949	2,137

Changes in non-cash operating items:
Accounts receivable		431	(568)
Inventory		(543)	(69)
Prepaid expenses and other assets		507	(577)
Accounts payable and accrued liabilities		283	(272)
Provisions		865	177
Other long term liability		304	367
Deferred revenue		(356)	(961)

Net cash generated from operating activities		6,523	6,469

Investing activities
Purchase of property and equipment		(549)	(174)
Acquisition of intangible assets		(74)	(7,392)
Acquisition of Innocutis, net of cash acquired		-	(45,341)

Net cash used in investing activities		(623)	(52,907)

Financing activities
Proceeds from senior secured notes		-	40,000
Interest and financing costs paid		(3,121)	(5,802)
Repayment of finance lease liability		(20)	-
Proceeds from shares issued under the share purchase plan		336	227
Proceeds from exercise of stock options		268	584

Net cash generated from (used in) financing activities		(2,537)	35,009

Increase (decrease) in cash and cash equivalents		3,363	(11,429)
Impact of foreign exchange on cash and cash equivalents		55	(5,881)
Cash and cash equivalents, beginning of period		27,182	45,368

Cash and cash equivalents, end of period		30,600	28,058

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Cipher Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2016

(in thousands of United States dollars, except per share amounts - unaudited)

1	NATURE OF OPERATIONS

Cipher Pharmaceuticals Inc. ("Cipher") and its subsidiaries (together the "Company") is a specialty pharmaceutical company focused on dermatology. The Company acquires products that fulfill unmet medical needs, manages the required clinical development and regulatory approval process, and markets those products either directly in Canada and the United States ("U.S.") or indirectly through partners in the U.S., Canada and South America. The Company is building its dermatology business through product licensing and acquisitions. Cipher was incorporated under the Business Corporations Act of Ontario on January 9, 2004 and is located at 2345 Argentia Road, Mississauga, Ontario.

2	BASIS OF PREPARATION

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These interim condensed consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2015, which were prepared in accordance with IFRS as issued by the IASB and are available on SEDAR at www.sedar.com. and on EDGAR at http://www.sec.gov/edgar/searchedgar/companysearch.html. The Board of Directors approved these interim condensed consolidated financial statements on November 10, 2016.

Reclassification of comparative period presentation

Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations, only classifications of certain expenses.

Accounting standards issued but not yet adopted

IFRS 15, Revenue from Contracts with Customers: This standard replaces International Accounting Standards ("IAS") 11 Construction Contracts, IAS 18, Revenue and IFRIC 13, Customer Loyalty Programmes and was issued in May 2014. This standard outlines a single comprehensive model for entities to account for revenue arising from contracts with customers. The latest date of mandatory implementation of IFRS 15 is for annual reporting periods beginning on or after January 1, 2018. The Company has not yet evaluated the impact on the consolidated financial statements.

IFRS 9, Financial Instruments: The final version of IFRS 9, Financial Instruments, was issued by the IASB in July 2014 and will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 introduces a model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially reformed approach to hedge accounting. The new single, principle based approach for determining the classification of financial assets is driven by cash flow characteristics and the business model in which an asset is held. The new model also results in a single impairment model being applied to all financial instruments, which will require more timely recognition of expected credit losses. It also includes changes in respect of own credit risk in measuring liabilities elected to be measured at fair value, so that gains caused by the deterioration of an entity’s own credit risk on such liabilities are no longer recognized in profit or loss. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, however is available for early adoption. The Company has not yet assessed the impact of IFRS 9 and has not yet determined when it will adopt the new standard.

IFRS 16, Leases: On January 13, 2016, the IASB published a new standard, IFRS 16, Leases. The new standard will eliminate the distinction between operating and finance leases and will bring most leases on the balance sheet for lessees. This standard is effective for annual reporting periods beginning on or after January 1, 2019. The Company has not yet evaluated the impact on the consolidated financial statements.

IFRS 2, Share-based Payment: In June 2016, the IASB issued final amendments to IFRS 2, clarifying how to account for certain types of share-based payment transactions. The amendments, which were developed through the IFRS Interpretations Committee, provide requirements on the accounting for: (i) the effect of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; (ii) share-based payment transactions with a net settlement feature for withholding tax obligations; and (iii) a modification to the terms and conditions of a share-based payment that changes the classifications of the transaction from cash-settled to equity-settled. The Company has not yet evaluated the impact on the consolidated financial statements.

3	FINANCIAL INSTRUMENTS AND SENIOR SECURED NOTES

In connection with the acquisition of Innocutis Holdings, LLC ("Innocutis") in April 2015, the Company closed a private offering of $100,000 in aggregate principal amount of Senior Secured Notes due in 2020 ("Notes"). The Company received an initial draw down of $40,000, which was used to fund the majority of the purchase price for Innocutis. The balance of the Notes were not drawn as of June 30, 2016 and expired on that date. The Notes bear interest at a fixed rate of 10.25% per annum payable quarterly and will mature in five years, unless repurchased earlier. Upon repayment of the principal in part or in full, a 5% borrowing fee is assessed and payable. The Notes are secured by all present and future assets of the Company and have certain restrictive covenants, including quarterly consolidated net revenue, minimum cash balance and consolidated leverage ratio. As at September 30, 2016 the Company is in compliance with all covenants.

In connection with the offering, the Company issued 600,000 common share purchase warrants to the lender with an option for a cashless exercise in which the settlement price caused the conversion ratio to be variable. Accordingly, the warrants are classified as a financial liability. Gains and losses on re-measurement are presented separately in the consolidated statements of loss and comprehensive loss. The exercise price of the warrants is $9.22 (equal to the five day volume-weighted average price on the Toronto Stock Exchange prior to closing, converted to U.S. dollars) and expire seven years from the date of issuance. A pricing model with observable market-based inputs is used to estimate the fair value of the warrants issued. The estimated fair value of the warrants at April 13, 2015, December 31, 2015 and September 30, 2016 were $4,132, $1,758 and $762, respectively.

The variables used to compute the fair value as at April 13, 2015, December 31, 2015 and September 30, 2016 are as follows:

	April 13, 2015	Dec 31, 2015	Sept 30, 2016
Share price	$9.22	$4.68	$3.77
Expected life	7.0 years	6.2 years	5.5 years
Expected volatility	83.6%	79.1%	62.0%

The following is the continuity of the Notes from January 1, 2015 to September 30, 2016:

$
Balance January 1, 2015	-
Draw down of Notes	40,000
Fair value of warrants on initial recognition	(4,132)
Deferred financing cost	(2,119)
Interest expense	2,995
Interest paid	(2,995)
Accretion expense	829
Balance December 31, 2015	34,578

Interest expense	3,121
Interest paid	(3,121)
Accretion expense	1,403
Balance September 30, 2016	35,981

Total debt issuance costs associated with the Notes of $2,119 have been netted against the Notes on the consolidated statements of financial position. Additional debt issuance costs of $1,810 which were included in prepaid expenses and other assets as at December 31, 2015, were written off in Q2 2016, and are included in interest on senior secured notes in the consolidated statements of loss and comprehensive loss, as the availability of the additional $60,000 of the undrawn portion of the Notes expired on June 30, 2016.

Fair value of financial instruments

Fair value is defined as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The best evidence of fair value is quoted bid or ask prices in an active market. Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, pricing models, normally with observable market based inputs, are used to estimate fair value. Financial instruments traded in a less active market have been valued using indicative market prices, present value or other valuation techniques. Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgement is required for valuation purposes. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values.

At September 30, 2016, the Company’s financial instruments consisted of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, other long term liability, the Notes and the derivative financial instrument. The derivative financial instrument is measured at fair value with any changes recognized through the consolidated statements of loss and comprehensive loss and is classified as Level 2 (as defined under IFRS). Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and other long term liability are measured at amortized cost and their fair values approximate carrying values.

The Notes are measured at amortized cost. At September 30, 2016, the fair value of the Notes approximates its face value of $40,000. The fair values are based on cash flows discounted using a rate based on the borrowing rate.

4	INTANGIBLE ASSETS

In April 2016, the Company acquired the worldwide rights from Dalhousie University to develop and commercialize an investigational tattoo removal cream product. An upfront payment of $74 was made upon execution of the agreement and the transaction includes potential milestones of up to CDN$3,600 based on future regulatory and commercial sales milestones, as well as royalties on commercial sales.

The following is a summary of the changes in intangible assets for the nine month period ended September 30, 2016:

	Product Rights and Other	Licensing and Intellectual Property Rights	Total
	$	$	$
As at January 1, 2016
Cost	47,467	8,024	55,491
Accumulated amortization	(8,782)	(595)	(9,377)
Net book value	38,685	7,429	46,114

For the nine months ended September 30, 2016
Opening net book value	38,685	7,429	46,114
Additions	-	74	74
Amortization	(3,820)	(728)	(4,548)
Impairment	(17,285)	-	(17,285)
Net book value	17,580	6,775	24,355

As at September 30, 2016
Cost	47,467	8,098	55,565
Accumulated amortization	(12,602)	(1,323)	(13,925)
Impairment	(17,285)	-	(17,285)
Net book value	17,580	6,775	24,355

At September 30, 2016, the Company identified indicators of impairment as a result of certain products not meeting expectations. The Company determined these products would not perform as expected given that certain Company initiatives to increase product sales were unlikely to materialize. Accordingly, the Company performed an impairment test by comparing the recoverable amount of each cash generating unit ("CGU") to its carrying value. The impairment test is performed on individual products rights which is considered to be the lowest level for which there are separately identifiable cash flows. The recoverable amount for the product rights have been determined based on fair value less costs to dispose calculated using a discounted cash flow model. As a result of this analysis, multiple intangible assets had carrying values in excess of their recoverable amount. An impairment charge of $17,285 was recorded in operating expenses in the interim consolidated statements of loss and comprehensive loss.

Key assumptions

Discount rate - An after-tax discount rate of 15% was applied to the cash flow projections.

Growth rates - Growth rates are based on management’s best estimates considering historical and expected operating plans, strategic plans and industry outlook. Management has estimated forecasts of growth over a five year period and determined a terminal value consistent with external sources of information.

Assuming all variables remain constant, an increase or decrease in the discount rate used by 1% would have resulted in a $515 increase and $541 decrease in net loss, respectively.

The fair value less costs to dispose amount was a Level 3 measurement in the fair value hierarchy as a result of significant unobservable inputs used in determining the recoverable amount.

5	IMPAIRMENT OF GOODWILL

Goodwill acquired through acquisition of Innocutis was allocated to the U.S. operations, which is comprised of a group of CGUs for the purposes of impairment testing. This group of CGUs is also the same as the operating and reportable segment. Upon concluding that certain intangibles assets attributable to the U.S. were impaired, the Company determined that this was an indicator of impairment of goodwill.

The recoverable amounts of the group of CGUs was determined based on a fair value less costs to dispose calculation using a discounted cash flow model based on assumptions specific to the group of CGUs. The assumptions used were consistent with those in the impairment analysis for intangible assets.

As a result of this analysis, the Company identified an impairment in the U.S. segment, where the carrying value exceeded its calculated recoverable amount. Accordingly, the Company has recognized a goodwill impairment charge of $2,277 recorded in operating expenses in the interim consolidated statements of loss and comprehensive loss.

6	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES AND PROVISIONS

	As at	As at
	Sept 30, 2016	Dec 31, 2015
	$	$

Trade accounts payable	10,988	10,725
Accrued liabilities	2,699	2,629
	13,687	13,354

Provisions relate to estimates made for returns, rebates and other price adjustments. Although the estimates for rebates and other price adjustments relate to revenue recognition transactions, namely product sales, the payments made for the underlying transactions are made directly to the claimants concerned and not to the original customer. The recorded provisions are for the uninvoiced portion of these costs and estimates. The provision for product returns relates to potential returns due to expiration or other return rights under the terms of distribution and supply agreements with customers. The adequacy of the provisions are evaluated based on product sales activity, pricing and estimates of expiring products in the distribution chain.

7	SHARE CAPITAL

Authorized share capital

The authorized share capital consists of an unlimited number of preference shares, issuable in series, and an unlimited number of voting common shares, with no par value.

The Company has three stock-based compensation plans: the Stock Option Plan ("SOP"), the Employee Share Purchase Plan ("ESPP") Restricted Share Units and Performance Share Units ("PR Plan"). Full descriptions of the four stock-based compensation plans are included in Note 13 “Share Capital” to the Company’s annual consolidated financial statements for the year ended December 31, 2015.

On May 6, 2016, shareholders of Cipher approved resolutions which provide that the maximum number of common shares issuable in aggregate pursuant to outstanding awards or grants under the SOP, the ESPP and the PR Plan at any time shall be 15% of the number of common shares then issued and outstanding.

Share purchase plan

The Company's ESPP was established to allow employees and directors to share in the growth of the Company through share ownership. Through the ESPP, employees and directors may contribute amounts to purchase shares of the Company at a 15% discount from the prevailing trading price. Plan members must hold their shares for a period of at least six months before they can be sold. The shares issued under the ESPP are new shares issued from treasury.

During the three month period ended September 30, 2016, 24,456 shares were issued under the ESPP (28,498 in Q3 2015). Included in share-based compensation expense is $17 ($10 in Q3 2015), which represents the discount on the shares issued during the period.

During the nine month period ended September 30, 2016, 82,157 shares were issued under the ESPP (37,383 in 2015). Included in share- based compensation expense is $59 ($25 in 2015), which represents the discount on the shares issued during the period.

Stock option plan

The following is a summary of the changes in the stock options outstanding from January 1, 2015 to September 30, 2016:

	Number of	Weighted average
	options	exercise price
	(in thousands)	$

Balance outstanding - January 1, 2015	1,284	4.03
Granted in 2015	533	9.79
Exercised in 2015	(315)	1.96
Forfeited in 2015	(88)	8.33
Balance outstanding - December 31, 2015	1,414	6.39

Granted during the period	688	4.94
Exercised during the period	(116)	2.49
Forfeited/expired during the period	(191)	6.50
Balance outstanding - September 30, 2016	1,795	5.68

At September 30, 2016, 763,287 options were fully vested and exercisable (546,100 at September 30, 2015).

The following information relates to stock options that were outstanding as at September 30, 2016:

Range of exercise prices	Number of options (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price
CDN$			CDN$
1.03-4.60	423	3.6	2.98
4.61-6.20	328	9.6	5.16
6.21-13.88	1,044	8.4	9.27
	1,795	7.5	7.03

During Q3 2016, the Company granted 144,283 stock options under the stock option plan. The options vest over a four year period based on the grant date, at 25% per year and have a ten year life. Expected volatility is based on the Company's historical volatility, while estimated forfeitures are not considered significant. There is no expected dividend. The exercise price and Black Scholes assumptions are as follows:

			Black Scholes	Risk-free	Expected	Expected
Grant Date	Number Granted	Exercise Price	Value	Interest Rate	Life	Volatility

August 12, 2016	11,675	US$4.84	US$2.77	0.86%	6.5 years	62.6%
August 12, 2016	9,084	CDN$6.28	CDN$3.61	0.86%	6.5 years	62.6%
August 15, 2016	60,000	CDN$6.19	CDN$3.40	0.86%	6.5 years	61.7%
August 29, 2016	18,682	US$3.89	US$2.37	0.86%	6.5 years	66.1%
September 7, 2016	7,161	CDN$5.39	CDN$3.29	0.82%	6.5 years	66.2%
September 12, 2016	37,681	CDN$5.18	CDN$3.07	0.82%	6.5 years	65.9%

Total compensation cost for these stock options is $365 which will be recognized over the four year vesting period. The total expense for stock options for the three month period ended September 30, 2016 is $554 ($253 in Q3 2015). The total expense for stock options for the nine month period ended September 30, 2016 is $1,609 ($1,498 in Q3 2015).

Restricted Share Unit (RSU) and Performance Share Unit (PSU) Plan

The PSUs have both performance conditions and market conditions as defined under IFRS 2, Share-Based Payments. At September 30, 2016, the performance conditions component of the PSUs have a fair value of $nil. The fair value of the market condition component of the PSUs was calculated using a Monte-Carlo simulation model which provides a valuation based on a number of future probabilities and scenarios based on the Company's share price performance against certain comparable indices.

A summary of the RSUs and PSUs granted and outstanding as at September 30, 2016 is as follows:

	RSUs	PSUs
	Number of Units (in 000's)	Number of Units (in 000's)

Balance - January 1, 2016	59	25
Granted during the period	292	118
Vested during the period	(36)	-
Forfeited during the period	(52)	(19)
Balance - September 30, 2016	263	124

The total expense for RSUs and PSUs for the three month period ended September 30, 2016 was $271 ($137 in Q3 2015). The total expense for the nine month period ended September 30, 2016 was $717 ($146 in 2015).

8	EXPENSES BY NATURE

	Three Months	Three Months	Nine Months	Nine Months
	Sept 30, 2016	Sept 30, 2015	Sept 30, 2016	Sept 30, 2015
	$	$	$	$

Employees salaries and other short term benefits	3,086	2,817	9,809	5,972
Directors fees and expenses	158	67	316	212
Share-based compensation	842	749	2,385	1,669
Depreciation of property and equipment	64	22	158	35
Amortization and impairment of intangible assets	18,744	1,338	21,833	2,695
Impairment of goodwill	2,277	-	2,277	-
Professional and consulting fees	2,310	1,959	7,291	5,256
Contract sales	-	17	-	448
Facility rent	120	66	332	122
Listing fees (TSX and NASDAQ)	14	-	171	127
Travel expenses	466	426	1,438	949
Insurance	146	150	435	446
Foreign exchange loss (gain)	27	1,831	(907)	1,119
Severance costs	31	-	142	293
Recruitment fees	45	103	289	168
Data management subscriptions and market research	221	141	760	399
Other transaction related costs	-	-	-	300
Regulatory and patent maintenance costs	326	66	701	250
Other expenses	310	37	1,408	723
	29,187	9,789	48,838	21,183

The amounts for the three and nine month period ended September 30, 2015 have been reclassified to conform with the current period presentation.

9	COMPENSATION OF KEY MANAGEMENT

Key management includes directors and executives of the Company. The compensation paid or payable to key management for services is shown below:

	Three Months	Three Months	Nine Months	Nine Months
	Sept 30, 2016	Sept 30, 2015	Sept 30, 2016	Sept 30, 2015
	$	$	$	$

Salaries and short-term employee benefits, including bonuses	494	397	1,431	1,102
Directors fees	152	67	298	208
Share-based compensation	498	146	1,333	894
	1,144	610	3,062	2,204

The amounts for the three and nine month periods ended September 30, 2015 have been revised to exclude compensation of certain vice presidents who were previously included in key management disclosure.

10	INCOME TAXES

Management uses estimates when determining current and deferred income taxes. These estimates are used to determine the recoverability of tax loss carry forward amounts, research and development expenditures and investment tax credits. Significant judgment is required regarding future probability of the Company to be able to realize deferred taxes. Changes in market conditions, changes in tax legislation, patent challenges and other factors, including the approval or launch of generic versions of any of the Company’s products, could adversely affect the ongoing value of deferred taxes. The carrying amount of deferred income tax assets is reassessed at each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to utilize all or part of the deferred income tax assets. Unrecognized deferred income tax assets are reassessed at each reporting period and are recognized to the extent that it is probable that there will be sufficient taxable profits to allow all or part of the asset to be recovered.

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

Income tax expense as reported differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rates to income before income taxes. The reasons for the differences are as follows:

	Three Months	Three Months	Nine Months	Nine Months
	Sept 30, 2016	Sept 30, 2015	Sept 30, 2016	Sept 30, 2015
	$	$	$	$

Income (loss) before income taxes	(21,461)	(1,521)	(26,904)	1,854

Tax provision at the statutory income tax rate of 26.5%	(5,688)	(403)	(7,130)	491
Permanent differences	624	267	892	187
Effect of tax rates in foreign jurisdictions - U.S.	(2,079)	(334)	(3,007)	(588)
Effect of currency translation adjustment	50	-	(433)	-
Change in deferred tax assets not recognized - U.S.	7,420	1,165	10,605	2,035
Other	-	-	22	-
Income tax expense	327	695	949	2,125

The movement in the deferred income tax asset for the nine month periods ended September 30, 2016 and 2015 is as follows:

	Nine Months	Nine Months
	Sept 30, 2016	Sept 30, 2015
	$	$

As at January 1	8,356	5,936
Tax provision	9,656	(90)
Foreign exchange	-	(496)
Deferred tax assets not recognized	(10,605)	(2,035)
As at September 30	7,407	3,315

11	LOSS PER SHARE

Loss per share is calculated using the weighted average number of shares outstanding. The weighted average number of shares outstanding for the three months ended September 30, 2016 was 26,799,312 (for the three months ended September 30, 2015 - 25,977,449). The weighted average number of shares outstanding for the nine months ended September 30, 2016 was 26,160,849 (for the nine months ended September 30, 2015 - 25,912,112).

Diluted loss per share is calculated using the weighted average number of shares outstanding taking into consideration the weighted average impact of dilutive securities. For the three and nine month periods ended September 30, 2016, the computation of diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the share-based compensation. The dilutive weighted average number of shares outstanding for the three months ended September 30, 2016 was 27,495,705 (for the three months ended September 30, 2015 - 26,353,105). The dilutive weighted average number of shares outstanding for the nine months ended September 30, 2016 was 26,682,408 (for the nine months ended September 30, 2015 - 26,403,925).

12	COMMITMENTS AND CONTINGENCIES

Directors and officers are indemnified by the Company for various items including, but not limited to, costs to settle lawsuits or actions due to their association with the Company, subject to certain restrictions. The Company has purchased directors and officers liability insurance to mitigate the cost of any potential future lawsuits or actions. The term of the indemnification covers the period during which the indemnified party served as a director or officer of the Company.

In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, leasing contracts, license agreements, information technology agreements and various product, service, data hosting and network access agreements. These indemnification arrangements may require the applicable entity to compensate counterparties for losses incurred by the counterparties as a result of breaches in representations, covenants and warranties provided by the Company or as a result of litigation or other third party claims or statutory sanctions that may be suffered by the counterparties as a consequence of the relevant transaction. In some instances, the terms of these indemnities are not explicitly defined.

In the normal course of business, the Company may be the subject of litigation or other potential claims. While management assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defending itself against litigation.

Certain executive employment agreements contain severance provisions of approximately $1.5 million upon termination.

Licensing Agreements with Galephar

In 2002, the Company entered into a Master Licensing and Clinical Supply Agreement ("the Agreement") with Galephar, a Puerto Rico based pharmaceutical research and manufacturing company. Under the Agreement, the Company acquired the rights to package, test, obtain regulatory approvals and market CIP-FENOFIBRATE, CIP-ISOTRETINOIN and CIP-TRAMADOL ER ("the CIP Products") in various countries. In accordance with the Agreement, the Company retains 50% of all revenue from licensing and distribution arrangements entered into with respect to the CIP Products, with the other 50% due to Galephar. Where the Company has opted to market and sell a CIP Product directly in a territory, the Company pays a royalty to Galephar. Galephar retains the right to manufacture and supply the CIP Products. With respect to licensing and distribution arrangements, the Company manages the product supply arrangements with their respective marketing partners and Galephar; product is shipped directly from Galephar to the respective marketing partners. Where the Company has opted to market and sell the CIP Product directly, the Company purchases the finished goods from Galephar directly.

With respect to CIP-ISOTRETINOIN, the Company has entered into licensing and distribution arrangements for the U.S. and Brazil, while opting to market and sell the product directly in Canada. The Company also has in place various licensing and distribution arrangements with respect to CIP-FENOFIBRATE and CIP-TRAMADOL ER in Canada, the U.S. and Central and South America.

During the quarter, Galephar entered into a contract with another party (the “Assignee”) to assign certain rights relating to CIP-ISOTRETINOIN under the Agreement. The Company is a party to this contract, agreeing to remit revenue on the same terms as the Agreement, from licensing and distribution within the U.S. for CIP-ISOTRETOIN directly to the Assignee.

13	SEGMENTED INFORMATION

The Company's operations are categorized into one industry segment, being specialty pharmaceuticals. The Company is managed geographically in Canada and the United States, which commenced in Q2 2015 with the acquisition of Innocutis. Before the acquisition of Innocutis the Company only had one geographical segment.

For the three month period ended September 30, 2016

	Canada	United States	Total
	$	$	$
External revenue by segment
Licensing revenue	6,811	-	6,811
Product revenue	1,000	1,455	2,455
Total revenue	7,811	1,455	9,266

Segment profit (loss) including amortization and impairment	1,004	(21,733)	(20,729)
Finance costs			(732)
Income taxes			(327)
Loss for the period			(21,788)

For the three month period ended September 30, 2015

	Canada	United States	Total
	$	$	$
External revenue by segment
Licensing revenue	6,263	-	6,263
Product revenue	639	1,558	2,197
Total revenue	6,902	1,558	8,460

Segment profit (loss) including amortization	1,328	(3,504)	(2,176)
Finance costs (recovery)			655
Income taxes			(695)
Loss for the period			(2,216)

For the nine month period ended September 30, 2016

	Canada	United States	Total
	$	$	$
External revenue by segment
Licensing revenue	20,203	-	20,203
Product revenue	3,039	6,816	9,855
Total revenue	23,242	6,816	30,058

Segment profit (loss) including amortization and impairment	8,195	(29,813)	(21,618)
Finance costs			(5,286)
Income taxes			(949)
Loss for the period			(27,853)

For the nine month period ended September 30, 2015

	Canada	United States	Total
	$	$	$
External revenue by segment
Licensing revenue	19,326	-	19,326
Product revenue	2,054	3,315	5,369
Total revenue	21,380	3,315	24,695

Segment profit (loss) including amortization	7,794	(6,250)	1,544
Finance costs (recovery)			310
Income taxes			(2,125)
Loss for the period			(271)

Other financial information by segment:

	Canada	United States	Total
	$	$	$

Total assets as at September 30, 2016	57,049	29,402	86,451

Total assets as at December 31, 2015	65,981	43,665	109,646